Exhibit 4.3

PARTNERS FINANCIAL CORPORATION

2005 Directors Warrant Plan

ARTICLE I

PURPOSE OF THE PLAN

The Board of Directors of Partners Financial Corporation (“Company”) has determined that it is in the best interests of the Company to issue Warrants to purchase the Company’s Common Stock to its founding Directors in recognition of the financial risk that the Directors undertook and the time and efforts expended in the organization of the Company and Partners Bank. Therefore, the Board of Directors, in order to provide for the above, has adopted this Warrant Plan (“Plan”) on the date set forth herein.

ARTICLE II

SCOPE OF THE PLAN

Section 1. Definitions. Unless the context clearly indicates otherwise, the following terms have the meanings set forth below:

a.	“Board” means the Board of Directors of the Company.

b.	“Call Date” means the date established by the Board upon which some or all of the Warrants must be exercised and exchanged for shares and if not so exercised and exchanged upon which such Warrants shall expire.

c.	“Common Stock” means the $0.01 par value common stock of the Company.

d.	“Expiration Date” shall be 5:00 p.m. on the third anniversary of Partners Bank’s opening of business, or 5:00 p.m. on the Call Date, whichever comes sooner.

e.	“Plan” means this Warrant Plan as adopted by the Board as set forth herein and as amended from time to time.

f.	“Warrant” means the right to purchase shares of Common Stock.

g.	“Warrant Certificate” means the evidence of ownership of Warrants, as executed and issued by the Company.

Section 2. Warrants. There are hereby authorized                      shares of Common Stock reserved to be issued upon the exercise of Warrants issued under this Plan. Each Warrant shall be redeemable for one share of Common Stock upon the payment of $10.00 per share. The Warrants issued will be exercisable in three equal annual installments, with the first installment exercisable upon the date of the opening of Partners Bank, the second installment upon the first anniversary of the Bank’s opening, and the third upon the second anniversary.

Section 3. Number of Warrants Issued. Warrants shall be issued under this Plan only to the Company’s founding Directors and shall be issued in proportion to the individual Director’s initial financial contribution to the Company, taking into consideration the Director’s guarantees on loans made to the Company, purchases of the Company’s preferred stock, and the amount of Common Stock that the Director purchased, the subscription funds for which were released from escrow prior to the completion of all of the Company’s offering conditions.

The number of Warrants issued to an individual Director will be determined through a calculation in which the sum of: (i) the amount the Director guaranteed on the Company’s line of credit; (ii) the amount the Director spent on the purchase of the Company’s preferred stock; and (iii) 50% of the Director’s Common Stock subscription funds which have been released from escrow prior to the Company’s completion of its offering conditions, will be divided by the $10.00 exercise price per share, which will result in the number of Warrants issued to the Director. For example, if a Director (i) guaranteed $40,000 of the Company’s $500,000 line of credit; (ii) purchased $14,000 worth of the Company’s preferred stock; and (iii) had $200,000 of Common Stock subscriptions released from escrow prior to the Company’s completion of its offering conditions, the sum would equal $154,000. This amount would then be divided by the $10.00 per share to result in 15,400 Warrants to purchase Common Stock issued to the Director.

Section 3. Call and Extension Options. The Board may call some or all of the Warrants issued and outstanding anytime after the expiration of a one-year period following the opening of Partners Bank. In addition, the Board shall call such amount of Warrants as are mandated by a formal capital call issued by Partners Bank’s primary federal regulator. Warrants may be called on a pro-rata basis, or in their entirety, from all Warrant holders. If such action is taken by the Board, all Warrants shall become immediately exercisable and each Warrant holder shall be given written notice thereof and shall have 30 days from the date of such notice to present to the Company the Warrants so called, along with payment therefore as required in Section 11 herein. Warrants not presented for exchange during this period shall expire at 5:00 p.m. on the 30th day following the date of such notice.

Section 5. Form of Warrants. The certificates evidencing the Warrants (the “Warrant Certificates”) may have such letters, numbers, or other marks of identification or designation and such legends, summaries, or endorsements printed, lithographed, or engraved thereon as the Company may deem appropriate and as are not inconsistent with provisions of this Plan, or as may be required to comply with any law, or with any rule or regulation made pursuant thereto, or to conform to usage. Each Warrant Certificate shall entitle the registered holder thereof, subject to the provisions of this Agreement and of such Warrant Certificate, to purchase, in whole share amounts only, one fully paid and non-assessable share of Common Stock for each Warrant evidenced by such Warrant Certificate, at $10.00 per share.

Section 6. Issuance of Warrants. The Warrant Certificates when issued shall be dated and signed on behalf of the Company, manually or by facsimile signature, by any two of the following persons: its Chairman of the Board, Chief Executive Officer, President, or Secretary under its corporate seal, if any. The seal of the Company, if any, may be in the form of a facsimile thereof and may be impressed, affixed, imprinted, or otherwise reproduced on the Warrants.

Section 7. Registration of Warrant Certificates; Registered Owners. The Company shall maintain or cause to be maintained books for registration of ownership and transfer of ownership of the Warrant Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Warrant Certificates and the number of Warrants evidenced by each such Warrant Certificate. The Company may deem and treat the registered holder of a Warrant Certificate as the absolute owner thereof and of the Warrants evidenced thereby (notwithstanding any notation of ownership or other writing thereon made by anyone), for the purpose of any exercise of such Warrants and for all other purposes, and the Company shall not be affected by any notice to the contrary.

Section 8. Transfer Restriction. Warrants under this Plan are generally non-transferable; however, they may be transferred in the event of the death of the Director to a parent, sibling, spouse, child, or grandchild of the holder or by a court order. In addition, the Company shall not effect any transfer or exchange which will result in the issuance of a Warrant Certificate for a fraction of a Warrant.

Section 9. Mutilated, Destroyed, Lost, or Stolen Warrant Certificates. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of any Warrant Certificate, and, in the case of loss, theft or destruction, receipt by the Company of indemnity or security reasonably satisfactory to it, and reimbursement to it of all reasonable expenses incidental thereto, and, in the case of mutilation, upon surrender and cancellation of the Warrant Certificate, the Company shall deliver a new Warrant Certificate of like tenor representing in the aggregate the same number of Warrants.

Section 10. Payment of Taxes. With respect to any Warrant, the Company will pay all documentary stamp taxes attributable to the initial issuance of shares of Common Stock upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant or any certificates for shares of Common Stock in a name other than that of the registered holder of the Warrant or Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant or certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax if any, or shall have established to the satisfaction of the Company that such tax if required, has been paid.

Section 11. Exercise, Purchase Price, and Duration of Warrants. Subject to the provisions of this Warrant Plan, the holder of a Warrant shall have the right to purchase from the Company (and the Company shall issue and sell to that holder), one fully paid and non-assessable share of Common Stock for each Warrant at the initial exercise price of $10.00 per share (subject to adjustment as provided in Section 13 hereof) upon the surrender of the Warrant Certificate evidencing such Warrants on any business day prior to 5:00 p.m. on the Expiration Date, with the Form of Election to Exercise on the reverse thereof duly completed and executed, and payment of the Exercise Price in lawful money of the United States of America in cash or by cashiers’ or certified check payable to the Company. Exercised Warrants shall only be accepted from residents of states where the Company has registered its securities or where an exemption from registration is available to the Company. The exercise price and the shares of Common Stock issuable upon exercise of a Warrant shall be subject to adjustment from time to time in the manner specified in Section 13 and, as initially established or as so adjusted, and are referred to herein as the “Exercise Price” and the “Shares,” respectively. The Warrants shall be so exercisable either as an entirety or from time to time in part at the election of the registered holder thereof except that the Company shall not be required to issue certificates in denominations of less than 100 shares. In the event that fewer than all Warrants evidenced by a Warrant Certificate are exercised at any time prior to 5:00 p.m. on the Expiration Date a new Warrant Certificate will be issued for the Warrants not so exercised.

No payments or adjustments shall be made for any cash dividends, whether paid or declared, on Shares issuable on the exercise of a Warrant.

No fractional shares of Common Stock shall be issued upon exercise of a Warrant, but, in lieu thereof, there shall be paid to the registered holder of the Warrant Certificate evidencing such Warrant or other person designated on the Form of Election to Exercise as soon as practicable after date of surrender, an amount in cash equal to the fraction of the current market value of a share of Common Stock equal to the fraction of a share to which such Warrant related. For such purpose, the current market value of a share of Common Stock shall be the book value of the Common Stock as of the last day of the month immediately preceding the date of the Election to Exercise.

Subject to Section 10 hereof, upon surrender of a Warrant Certificate, with the Form of Election to Exercise duly completed and executed, together with payment of the Exercise Price, the Company shall issue and deliver the full number of Shares issuable upon exercise of the Warrants tendered for exercise. Shares shall be deemed to have been issued, and any person so designated by the registered holder shall be deemed to have become the holder of record of a Share, as of the date of the surrender of the Warrant Certificate to which the Share relates and payment of the appropriate Exercise Price; provided, however, if the date of surrender of a Warrant Certificate shall occur within any period during which the transfer books for the Company’s Common Stock are closed for any purpose, such person shall not be deemed to have become a holder of record of a Share until the opening of business on the day of reopening of said transfer books, and certificates representing such Shares shall not be issuable until such day.

Section 12. Reservation of Shares. The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue Shares upon exercise of Warrants, through the close of business on the Expiration Date, the number of Shares deliverable upon the exercise of all outstanding Warrants.

The Company covenants that all Shares issued upon exercise of the Warrants will, upon issuance in accordance with the terms of this Agreement, be fully paid and non-assessable.

Section 13. Adjustment of Exercise Price and Number of Shares Purchasable. The Exercise Price and the number of Shares which may be purchased upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence, after the date hereof, if the Company shall (i) declare a dividend on the Common Stock payable in shares of common stock, (ii) subdivide the outstanding Common Stock into a greater number of shares or (iii) combine the outstanding Common Stock into a smaller number of shares, then the Exercise Price in effect on the record date for that dividend or on the effective date of that subdivision or combination, and/or the number and kind of shares of capital stock issuable on that date, shall be proportionately adjusted so that the holder of any Warrant exercised after such time shall be entitled to receive solely the aggregate number and kind of shares of capital stock which, if the Warrant had been exercised immediately prior to that date, such holder would have owned upon exercise and been entitled to receive by virtue of that dividend, subdivision, or combination. The foregoing adjustments shall be made by the Company successively whenever any event listed above shall occur.

Section 14. Notices to Warrant Holders. Upon any adjustment to the Exercise Price pursuant to Section 13 hereof, the Company within twenty calendar days thereafter shall cause to be given to the registered holders of outstanding Warrant Certificates at their respective addresses appearing on the Warrant Certificate register written notice of the adjustments by first-class mail, postage prepaid. Where appropriate, the notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Plan.

Section 15. Supplements and Amendments. The Company may from time to time supplement or amend this Agreement without the consent or concurrence of or notice to any holders of Warrant Certificates or Warrants in order to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, to correct any defective provision, clerical omission, mistake or manifest error herein contained, or to make any other provision with respect to matters or questions arising under this Agreement which shall not be inconsistent with the provisions of the Warrant Certificates; provided that such action shall not adversely affect the interests of the holders of the Warrant Certificates or Warrants. Other amendments to this Agreement may be approved by a vote of at least 66 percent of the Company’s shares.

Section 16. Governing Law. This Plan and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Florida and for all purposes shall be governed by, construed, and enforced in accordance with the laws of said State.

Section 17. Benefits of This Plan. Nothing in this Plan shall be construed to give to any person or corporation other than the Company and the registered holders of the Warrant Certificates or Warrants any legal or equitable right, remedy or claim under this Plan; this Plan shall be for the sole and exclusive benefit of the Company and the registered holders of the Warrant Certificates.